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                                                              Exhibit 4.(a)(xvi)


                      MADGE.WEB LIMITED (IN ADMINISTRATION)
                         WEXHAM SPRINGS, FRAMEWOOD ROAD

                                 WEXHAM, SLOUGH
                                BERKSHIRE SL3 6PJ

Madge Networks N.V.
Transpolis Schipol Airport
Polaris Avenue 23
2132 Hoofddorp
The Netherlands

27th April, 2001

Dear Sirs

MADGE.WEB LIMITED (IN ADMINISTRATION) ("THE COMPANY")

In this letter I am writing to record the agreement we have reached for the purpose of maintaining the operation and availability of the Company's telecommunications networks and services in the UK, Europe and Asia Pacific (together, "THE NETWORK(S)"). As you appreciate, the Company cannot continue to trade in administration without having available to it an amount which has been estimated by the Company's administrators (the "ADMINISTRATORS") to be US$6 million (the "TOTAL FUNDING REQUIREMENT"). It is estimated that this sum should enable the Company's network operations and services to be continued for a period of up to four weeks in administration. You have agreed to make the Total Funding Requirement (less such amounts as are in the Company's bank accounts as at the Effective Date, and are freely available, or will, when cleared, become freely available, to it (such net amount being the "MADGE FUNDING")) available to the Company on the terms set out below, at any time after we receive a letter countersigned by you confirming your agreement with the terms of this letter (the "EFFECTIVE DATE"). Furthermore, by contersigning a copy of this letter, you hereby confirm that you currently have sufficient funds at your disposal to make the Madge Funding available.

1.    (a)   The Madge Funding (which shall not exceed the Total Funding
      Requirement) will be made available by you by way of a committed interest-bearing loan (the "LOAN"), which may be drawn in any number of separate tranches. Provided that a request is received by you prior to 10 a.m. (London time) on any day, the requested amount shall be paid by 2 p.m. (London time) on that same day, provided that the amount requested, when aggregated with all other amounts (i) provided by you under the terms of this letter agreement which remain outstanding at that date, and (ii) the drawdown of which have been requested hereunder but which have not yet been drawn, does not exceed the Madge Funding. If a request is received by you after 10 a.m. (London time) on any day, the requested amount shall be paid by 12 noon (London time) on the following day upon which you are open for general business. Amounts drawn under this letter agreement shall be credited in cleared funds to an account as instructed by the Administrators. Amounts may be drawn in accordance with the terms of this letter agreement at any time. The initial amount of US$3.5 million (less such amounts as are in the Company's bank accounts as at the Effective Date, and are freely available, or will, when cleared, become freely available, to it) will be provided to us automatically (without the need for any further request) on the Effective Date. It is our current expectation that the remaining portion of the Madge Funding will be drawn approximately two weeks after the Effective Date.


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      (b) Interest on each amount advanced pursuant to the terms of this letter agreement (an "ADVANCE") shall be charged at the rate of seven per. cent per annum above the average British Bankers Association Interest Settlement Rate, which is displayed on the appropriate page of Telerate at or about 11.00 a.m. on the date upon which the Advance is paid into our account in accordance with sub-paragraph (a) above, for the offering of deposits in US Dollars for the period for which it is anticipated that such Advance is to be outstanding ("LIBOR"). All interest in relation to each Advance (the "INTEREST") shall accrue whilst that Advance is outstanding, and shall be added to the aggregate amount which is due to you, and which will be paid or repaid in accordance with paragraph 2 below following a disposal. Interest shall cease to accrue upon the earlier to occur of (i) in relation to Interest accruing on any amount, repayment of that amount in accordance with the terms of this letter agreement, (ii) the discharge of the administration order, or (iii) a liquidation of the Company.

2.    (a)   The Loan and all accrued Interest shall be repayable and, as the case may be, payable if and to the extent that realisations after
            (i) payment of the costs of realisation from the sale or other disposal of all or some of the Company's assets, (ii) discharge of all liabilities which fall to be discharged under Section 19(4), (5) and (6) of the Insolvency Act 1986 and (iii) discharge of all amounts due to preferential creditors as at the date of the administration order, (but subject to paragraph 2(b) of this letter), exceed US$2 million (such excess, the "EXCESS") and, in any event, pro rata with the repayment of any supplier of goods and/or services in respect of the period after the Administrators' appointment to the Company who agrees to waive payment from the Company in respect of the provision of those goods and/or services on terms that the amount(s) so waived shall constitute a loan to the Company to be treated in the same way as Advances made under the terms of this letter agreement. The Loan and all Interest shall only be repayable (or, as appropriate, payable) out of the Excess and shall not be repayable (or payable) in any other circumstances other than by way of dividend paid pro rata to the Company's non-preferential unsecured creditors ranking pari passu inter se.

      (b) Furthermore, you acknowledge that (i) the agreement constituted by this letter as accepted by you is a contract entered into by the Administrators in the course of carrying out their functions, and
            (ii) the liability of the Company to repay the Loan and pay all accrued Interest in accordance with the terms of this letter shall constitute a liability incurred under Section 19(5) of the Insolvency Act 1986 but that the liability to repay the Loan and pay the Interest shall be discharged strictly in accordance with the terms of this letter and the terms of this letter shall constitute a variation to the manner and priority otherwise afforded to the liability to repay the Loan and pay the Interest under Section 19(5) of the Insolvency Act 1986.

      (c) Notwithstanding the provisions of sub-paragraphs (a) and (b) above, we reserve the right (in our sole discretion) to repay any amount advanced in accordance with the provisions of this letter agreement, or pay any Interest, at any time earlier than is otherwise provided for in this letter agreement. We shall use reasonable endeavours to make any such reserves as we (in our sole discretion) deem appropriate in the circumstances to the intent that the balance not so reserved can be repaid to you in accordance with the provisions of this letter agreement as soon as we (in our sole discretion) consider practicable.

3. The Administrators undertake that they will not draw on funds advanced to the Company by way of the Loan except to the extent required for the purpose of achieving one or more of the purposes set out in the administration order and/or in bringing the administration to a close.


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4.    You acknowledge that the cash requirement forecasts set out in the
      Schedule are estimated forecasts only, the Administrators in their preparation having used their reasonable efforts on the basis of the information then actually known to them, and the Company's cash and funding requirements may be lesser or greater than set out in the forecasts. You agree that the funding requirement is subject to certain key assumptions as to the way the stakeholders in the business will react. In practice, the stakeholders may react in ways different to those anticipated and accordingly the funding requirement may be different to those estimated. The provision of the funding does not guarantee continued network operations. The Administrators shall deliver to you weekly updates to the cash requirement forecasts.

5. The Administrators shall, if you so request, provide you not more than once weekly with a summary setting out how the Loan has been utilised by the Company and, following the disposal of the Network(s) or the Network(s) ceasing to operate or upon the Administrators' discharge (whichever is the sooner), produce an account of how the monies advanced by way of Loan have been applied by the Administrators. Furthermore, the Administrators shall consult and communicate with you to the extent that is reasonable in order to keep you informed of the progress of the administration towards achieving the purposes for which the administration order was made.

6. We may on future occasions request you to provide further funds by way of loan in respect of continuing the Company's business should the estimate of the Total Funding Requirements prove insufficient, but acknowledge and accept that you will be under no obligation to agree to any such funding request beyond the Madge Funding.

7. Subject to you making prompt payment of each amount requested by us on the due date and subject to our calculation of the Total Funding Requirement proving to be sufficient for its purpose, we agree that we shall (subject to any order of the Court to the contrary) use our reasonable endeavours, whilst the sale of the Company as a going concern continues to be pursued, to cause the Company to continue to operate the Network(s) until such time as we cease to be in control of the Company or its assets or a material part of them or the operation of the Network(s), whether through a sale of the Company's business or the Network(s) or otherwise.

8. For the avoidance of doubt, should you fail to advance to the Company any part of the Loan requested by the Company on the due date in accordance with the terms of this letter agreement, or should our calculation of the Total Funding Requirement prove that the resultant funds available in the administration (taking into account the Madge Funding and any and all other realisations, recoveries and/or payments received by the Company from whatever source) will be insufficient, the Company, acting by its Administrators, may, and shall be entitled to, cease operating the Network(s) immediately upon the expiry of not less than 24 hours' notice (not including weekends) by fax to you.

10. You confirm that you shall not at any time now or in the future make or exercise any set-off, counterclaim, retention, deduction or withholding or assert any claim in respect of, or seek in any way to recoup, the Loan or any shortfall in repayment by the Company of the Loan against the Company, other than as provided for in this letter.

11. It is agreed that the Administrators act at all times as agents of the Company and without personal liability under this letter and in relation to causing the Company to continue to operate the Network(s) and its business generally.

12. Save as specifically recorded in this letter, it is agreed that all the pre-existing terms and conditions on which the Company operates the Network(s) and otherwise conducts its


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      business shall continue to apply and be in full force and effect (subject only to the express terms thereof) and nothing in this letter will effect any further variation of such terms express or implied.

13. This letter shall be governed by and construed in accordance with English law and it is agreed that the Courts of England and Wales shall have non-exclusive jurisdiction in relation to any matters arising under this letter.

Please confirm your agreement to the above terms and conditions by signing and returning the attached duplicate of this letter where indicated.

Yours faithfully,



/s/ Neville Khan
---------------------------
Neville Kahn

Joint Administrator for and on behalf of Madge.web Limited (in administration)



We hereby confirm our agreement to the terms of your letter dated 27th
April, 2001


/s/ Christopher Bradley
---------------------------
Name:  Christopher Bradley

Title: Secretary and CFO
       Authorised signatory for and on behalf of Madge Networks N.V.

Date: 27 April 2001


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                                    SCHEDULE

                            CASH REQUIREMENT FORECAST

                                [insert details]


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